SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 8, 2017.

By letter dated February 8, 2017 the Company reports that its subsidiary Brasilagro, controlled by the Society, communicated to the market that it has entered into a Purchase and Sale Agreement and Agricultural Partnership for a property located in the municipality of São Raimundo das Mangabeiras, in the state of Maranhão – Brazil.

The Purchase and Sale Agreement consists in the acquisition of 17,566 hectares, 10,000 hectares of which are arable, have already been develop and will be cultivated with grains. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10,000/ha arable), which will be fully paid when the sellers meet certain conditions precedent.

The Agricultural Partnership consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, renewable for another 15 years.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  February 8, 2017